UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Baarerstr. 137 CH-6300 Zug Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: October 6, 2006	By: /s/ Peter E. Braun Peter E. Braun Chief Executive Officer

iQ Power Requests Listing on the Exchange Regulated Market (General Standard) and Approves a Capital Increase

Zug, 29 September 2006 - The board of directors of iQ Power AG (the “Company”) decided yesterday to request admission to the General Standard segment of the regulated market on the Frankfurt Stock Exchange and to increase the company’s share capital by up to CHF 699,079.11 by issuing up to 23,302,637 new registered shares (“New Shares”).

The German Federal Financial Supervisory Authority (BaFin) yesterday approved a Company securities prospectus for the public offering of the New Shares along with the admission of all the Company’s stock to the Frankfurt Stock Exchange’s regulated market segment (General Standard). The Company will be posting the securities prospectus on its website www.iqpower.com today, 29 September 2006.

As a result of this issue of New Shares, the Company’s nominal share capital currently recorded in the commercial register will be increased by a maximum of CHF 699,079.11 to a maximum of CHF 2,097,237.36 based on the CHF 1,398,158.25 in approved capital that was created on 4 May 2006. This is a capital increase in which the shareholders’ subscription rights (except those shareholders residing in the United States of America, Canada, Japan and Australia) are to be granted indirectly. The CALYON Corporate und Investmentbank, Messeturm, Friedrich-Ebert-Anlage 49, D-60308 Frankfurt am Main, Federal Republic of Germany (“CALYON”) is expected to agree to acquire the New Shares and will then offer the New Shares to these shareholders. Prior to concluding any underwriting agreement, CALYON shall be under no obligation to conduct the indirect subscription offer or to acquire the New Shares. In particular, CALYON is authorized to delay or cancel the indirect subscription offer. Furthermore, the underwriting agreement will probably include a provision that will permit CALYON under certain circumstances to withdraw from the agreement at any time prior to the subscription of the New Shares.

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Existing shareholders can subscribe ten of the Company’s New Shares for each 19 old shares. The time period in which the subscription rights can be indirectly exercised is planned for the period from 2 October 2006 to 11 October 2006 (both dates inclusive). The issue price to be determined in the bookbuilding process is expected to be published beginning on 16 October 2006 and not exceed EUR 3.86 per New Share. CALYON will offer at market terms to various investors those New Shares that were not acquired through the exercise of indirect subscription rights. The indirect rights offering will be published today in Germany’s Börsen-Zeitung and on 3 October 2006 in the Swiss Official Commerce Gazette.

The start of the listing of the Company’s old and New Shares on the regulated market (General Standard) of the Frankfurt Stock Exchange is expected to occur on 19 October 2006.

The information contained in this news release is neither intended nor approved for publication or dissemination in the United States, Canada, Australia or Japan and does not constitute an offer to sell securities in those countries. The securities mentioned herein are not and in the future will not be registered in accordance with the provisions of the U.S. Securities Act of 1933 in its most recent version (\\\"U.S. Securities Act\\\"). Without such a registration, these securities may not be offered or sold; the exception being those securities that are exempt from the registration requirements of the U.S. Securities Act, which may be offered and sold. Public offerings of iQ Power AG securities in the United States may only be made through a prospectus. Such a prospectus must be available from iQ Power AG and contain detailed information about iQ Power AG, its operating activities, as well as its assets, financial and earnings situation.

Neither this news release nor the information contained therein constitutes or represents an offer to sell securities, a solicitation of an offer to buy securities or a securities prospectus. Shareholders should purchase the shares discussed in this document only on the basis of the securities prospectus that will be published today, 29 September 2006, on the Company’s website www.iqpower.com. Shareholders should also consult their tax or financial advisors.

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